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                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               Just For Feet, Inc.
                      -----------------------------------
                                (NAME OF ISSUER)



                                  Common Stock
                         -----------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    48213P106
                           -------------------------
                                 (CUSIP NUMBER)


                                     1/7/98
                           -------------------------
                                     (DATE)

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CUSIP NO.          48213P106
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1)       Names of Reporting Persons                  I.R.S. No.  31-0738296
         S.S. or I.R.S. Identification Nos. of       BANC ONE CORPORATION
         Above Persons

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2)       Check the Appropriate Box if a
         Member of a Group                              (a)_________
         (See Instructions)                             (b)_________

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3)       SEC Use only

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4)       Citizenship or Place of
         Organization                                    OHIO

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Number of Shares                    (5)  Sole Voting Power            2,989,456
Beneficially                        (6)  Shared Voting Power             69,887
Owned by                            (7)  Sole Dispositive Power       2,696,378
Each Reporting                      (8)  Shared Dispositive Power        40,365
Person with

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9)       Aggregate Amount Beneficially                             3,108,243.00
         Owned by Each Reporting Person

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10)      Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares (See Instructions)

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11)      Percent of Class Represented
         by Amount in Row 9                                              10.36%

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12)      Type of Reporting Person
         (See Instructions)                                               HC

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Item 1(a)         Name of Issuer:                           Just For Feet, Inc.
Item 1(b)         Address of Issuer's principal executive
                   offices:                             7400 Cahaba Valley Pkwy
                                                        Birmingham, AL 35242

Item 2(a)         Name of person filing:                BANC ONE CORPORATION

Item 2(b)         Address of principal business office
                  or, if none residence:                  100 East Broad Street
                                                          Columbus, Ohio  43215

Item 2(c)         Citizenship:                            Not Applicable

Item 2(d)         Title of class of securities:           Common Stock

Item 2(e)         CUSIP No.:                              48213P106

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                              (g) [x] Parent holding company, in accordance with
                                  240.13d 1(b)(ii)(G).

Item 4.           Ownership

                  This beneficial ownership by BANC ONE CORPORATION with respect to common shares of Just For Feet, Inc.:

                  (a) Amount beneficially owned:            3,108,243
                  (b) Percent of class                          10.36%

                  (c) Number of shares as to which such person has:

                      (i)   Sole power to vote or to direct the vote:  2,989,456
                      (ii)  Shared power to vote or to direct the vote:   69,887
                      (iii) Sole power to dispose or to direct the
                            disposition of:                            2,696,378
                      (iv)  Shared power to dispose or to direct the
                            disposition of:                               40,365

Item 5.           Ownership of 5 percent or less of a Class.              N/A
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Item 6.           Ownership of More than 5 percent on Behalf of
                  Another Person.                                         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                                    Bank One Trust Company, NA (BK)
                                    Bank One, Kentucky, NA (BK)
                                    Bank One, Texas, NA (BK)
                                    Bank One, West Virginia, NA (BK)
                                    Bank One, Illinois, NA (BK)
                                    Bank One, Arizona, NA (BK)
                                    The One Group (IV)

Item 8.           Identification and Classification of Members of the
                  Group.                                                  N/A

Item 9.           Notice of Dissolution of group.                         N/A

Item 10.          Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: 1/7/98

                                                BANC ONE CORPORATION

                                           By:  /s/BRETT D. CAMBERN
                                                Brett D. Cambern
                                                Investment Compliance Officer